UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ECOLAB INC.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

278865100

(CUSIP Number)

Laurie A. Smiley, Esq.

Arian Colachis, Esq.

2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 4, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY STATEMENT

This Amendment No. 5 to Schedule 13D (“Amendment”) amends and supplements the Schedule 13D previously filed by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (together with Cascade and the Trust, the “Reporting Persons”) with the Securities and Exchange Commission on July 29, 2011, as amended August 24, 2011, August 28, 2011, December 9, 2011 and February 23, 2012 relating to the Common Stock, $1.00 par value per share (the “Common Stock”) of Ecolab Inc. (the “Issuer”).  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 4.                                     Purpose of Transaction

On May 4, 2012, Cascade and the Trust entered into a Stockholder Agreement and a Registration Rights Agreement, each of which is dated May 4, 2012 and described in Item 6 hereof.   The Stockholder Agreement and the Registration Rights Agreement are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 4, 2012, Cascade, the Trust and the Issuer entered into a Stockholder Agreement, pursuant to which the Issuer (i) amended its Rights Agreement, dated as of February 24, 2006 (the “Rights Agreement”) to provide that Cascade, the Trust and certain of their affiliates and associates shall not be deemed to be Acquiring Persons or Adverse Persons, as such terms are defined in the Rights Agreement, (ii) agreed not to amend or modify the Rights Agreement or enter into any new stockholder rights or similar agreement in any manner inconsistent with the Stockholder Agreement, and (iii) agreed to give Cascade and the Trust certain registration rights with respect to shares of Common Stock beneficially owned by them.  In consideration of the Issuer’s agreements, Cascade and the Trust have agreed (subject to certain exceptions) not to acquire beneficial ownership of greater than 25% in the aggregate of the Issuer’s then outstanding Common Stock.

Pursuant to the terms of the Stockholder Agreement, following the initial acquisition of Common Stock that would give Cascade and the Trust beneficial ownership of 15% or more in the aggregate of the outstanding Common Stock, Cascade and the Trust each agreed (1) for so long as Michael Larson, or another individual designated by Cascade, is given the opportunity to be nominated by the board of the Issuer as a director, Cascade and the Trust will cause all shares of Common Stock beneficially owned by them and certain of their affiliates and associates to be voted in favor of directors nominated by the board of directors, (2) Cascade and the Trust will not take enumerated actions with respect to the control of the Issuer, and (3) Cascade and the Trust will each limit the manner in which they may sell any shares of Common Stock beneficially owned by them.

Under the terms of the Registration Rights Agreement, also dated May 4, 2012, the Issuer granted Cascade and the Trust certain demand and piggyback registration rights which become effective upon the initial acquisition of Common Stock by Cascade and the Trust that would give Cascade and the Trust beneficial ownership of 15% or more in the aggregate of the outstanding shares of Common Stock.

This description of the Stockholder Agreement and the Registration Rights Agreement is qualified in its entirety by reference to the Stockholder Agreement and the Registration Rights Agreement, which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Item 7.             Material to be Filed as Exhibits

Exhibit 99.1	Stockholder Agreement, dated May 4, 2012, by and between Cascade, the Trust and the Issuer
Exhibit 99.2	Registration Rights Agreement, dated May 4, 2012, by and between Cascade, the Trust and the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2012	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION TRUST(1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger(3)(4)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES(1)

	By:	*
		Name:	Alan Heuberger(3)
		Title:	Attorney-in-fact

	*By:		/s/Alan Heuberger
Alan Heuberger

(1)This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated July 29, 2011 and included with the signature page to the Reporting Persons’ Schedule 13D filed with respect to the Issuer on July 29, 2011, SEC File No. 005-30248 and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(4) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.